

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

> **Re: IceCure Medical Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 6, 2021**
> **CIK 0001584371**

Dear Mr. Shamir:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1. We note your response to comment 5. Please expand your revised disclosure on page 3 to provide the basis for your belief that the results of your study were a factor in the ASBrS decision to update their guidelines for breast cancer treatment.

Eyal Shamir
IceCure Medical Ltd.
July 20, 2021
Page 2

Risk Factors
Risks Related to our Ordinary Shares
Our principal shareholders, officers and directors currently beneficially own approximately 75.81% of our ordinary shares, page 39

2.   We note your response to comment 1. Please expand your disclosure to indicate, if true, that you expect to meet the definition of a "controlled company" under Nasdaq listing rules after the completion of the offering.

Business
Kidney Tumors Clinical Trials, page 67

3.   We note your response to comment 12. Please expand your disclosure to identify the serious adverse event observed in your kidney tumors trial that is currently ongoing in Israel.

Intellectual Property, page 72

4.   We note your response to comment 16 identifying your patent and patent applications as utility patents. Please revise to disclose the type of patent protection for each of the issued patents and patent application, such as composition of matter, use or process.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10 - Revenue, page F-23

5.   We note your response to comment 22. Please expand your disclosure to include the detail of transaction price allocation in the revenue recognition footnote.

Exhibits

6.   We note your disclosure in the footnotes to the exhibit index that "portions of this exhibit have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information." If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit and include brackets indicating where the information is omitted from the filed version of each exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Eyal Shamir
IceCure Medical Ltd.
July 20, 2021
Page 3

You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.